14048167

UNIT[illegible]
SECURITIES AND E[illegible]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt & Cross Incorporated

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Exchange Plaza / 55 Broadway
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond J. O'Sullivan 212-504-9361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner, Ferber, Fine & Ackerman PLLC
(Name – *if individual, state last, first, middle name*)

237 West 35th Street (Address) New York (City) New York (State) 10001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9D 3/14/14

9D 3/18/14

OATH OR AFFIRMATION

I, Raymond J. O'Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt & Cross, Incorporated, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA A. BARREIRO
Notary Public, State of New York
No. 31-4767565
Qualified in New York County
Commission Expires Feb. 28, 2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT & CROSS, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2013

WAGNER, FERBER, FINE & ACKERMAN, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

ROOSEVELT & CROSS, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2013

ROOSEVELT & CROSS, INCORPORATED
FINANCIAL STATEMENTS
DECEMBER 31, 2013

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
Statement of Financial Condition	4 – 5
Statement of Income	6
Statement of Changes in Stockholders' Equity	7
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	8
Statement of Cash Flows	9 – 10
NOTES TO FINANCIAL STATEMENTS	11 – 17
SUPPLEMENTARY INFORMATION	18
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION	19
SCHEDULE I	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	20
Computation of Basic Net Capital Requirement	21
Reconciliation of Net Capital to Submitted Unaudited Net Capital	22
Computation of Aggregate Indebtedness	23
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	24
SIPC Supplemental Report	25 – 26
Auditors' Report on Internal Control	27 – 28

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829 • FAX: (212) 576-1555

WAGNER, FERBER, FINE & ACKERMAN, PLLC
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Roosevelt & Cross, Incorporated

Report on the Financial Statements
We have audited the accompanying financial statements of Roosevelt & Cross, Incorporated (a New York corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roosevelt & Cross, Incorporated as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Wagner Ferber Fine & Ackerman PLLC

February 26 , 2014
New York, New York

Long Island office at: 66 South Tyson Avenue, Floral Park, New York 11001 • (516) 328-3800 • FAX: (516) 488-4695
WWW.WFFACPA.COM

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 1,755,973
Receivables from joint ventures	3,369,392
Interest receivable - state and municipal government obligations	459,837
State and municipal government obligations, at market value	51,469,444
Prepaid expenses and other current assets	116,318
Good faith deposits	276,380
Property and Equipment, at cost, less accumulated depreciation and amortization of $1,648,069	692,577
Deposits	397,101
Total assets	$ 58,537,022

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to broker	$ 8,892,398
Accrued expenses and taxes payable	2,124,817
Total liabilities	11,017,215
Commitments and contingencies	
Stockholders' Equity	
Common stock, $10 par value; 500,000 shares authorized; 349,706 shares issued and outstanding	3,497,060
Additional paid-in capital	31,013,440
Retained earnings	13,009,307
Total stockholders' equity	47,519,807
Total liabilities and stockholders' equity	$ 58,537,022

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

Income	
Trading profits	$ 21,296,306
Interest	1,608,577
Other income	1,647,981
Total income	24,552,864
Operating Expenses	
Employee compensation and benefits	17,807,312
Floor brokerage, exchange and clearance fees	837,616
Communications and data processing	1,606,621
Interest	42,110
Occupancy	673,483
Other expenses	1,784,036
Depreciation and amortization	144,828
Total operating expenses	22,896,006
Income before income taxes	1,656,858
Income taxes	159,576
Net income	$ 1,497,282

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock, $10 Par Value		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number of Shares	Amount			
Balance at January 1, 2013	316,981	$ 3,169,810	$ 26,855,373	$ 11,707,454	$ 41,732,637
Net income				1,497,282	1,497,282
Sale of shares of common stock	42,804	428,040	5,207,534		5,635,574
Redemption of shares of common stock	(10,079)	(100,790)	(1,049,467)	(195,429)	(1,345,686)
Balance at December 31, 2013	349,706	$ 3,497,060	$ 31,013,440	$ 13,009,307	$ 47,519,807

The accompanying notes ara an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2013

Surbordinated Liabilities - January 1, 2013	$ -
Subordinated Liabilities - December 31, 2013	$ -

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities	
Net income	$ 1,497,282
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	144,828
Changes in operating assets and liabilities	
Special reserve bank account	4,000,100
Due from customers	3,442,573
Receivables from joint ventures	5,185,345
Interest receivable - state, municipal government obligations	(115,214)
Interest receivable - United States government obligations	517
State and municipal government obligations, at market value	22,883,485
United States government obligations, at market value	6,303,915
Participation in other accounts	26,100
Bonds failed to deliver	137,732
Good faith deposits	(183,380)
Prepaid expenses and other current assets	(43,256)
Demand note payable	(51,288,000)
Bonds failed to receive	(10,351)
Due to customers	(6,391,168)
Accrued expenses and taxes payable	(214,762)
Due to broker	8,892,398
Net cash used in operating activities	(5,731,856)
Cash Flows From Investing Activities	
Capital expenditures	(160,055)
Security deposits	1,724,155
Net cash provided by investing activities	1,564,100
Cash Flows From Financing Activities	
Sale of common stock	5,635,574
Redemption of common stock	(1,345,686)
Net cash provided by financing activities	4,289,888

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CASH FLOWS *(Continued)*
YEAR ENDED DECEMBER 31, 2013

Net increase in cash and cash equivalents	122,132
Cash and cash equivalents - beginning	1,633,841
Cash and cash equivalents - ending	$ 1,755,973
Supplemental Disclosures of Cash Flow Information	
Interest paid	$ 42,110
Income taxes paid	$ 145,289

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 - NATURE OF OPERATIONS

Roosevelt & Cross, Incorporated ("the Company"), founded in 1946, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Agency ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company is a leading senior manager of both negotiated and competitively sold bond issues in New York State, New Jersey, the New England States and is currently expanding into the Pennsylvania region.

The Company specializes in the origination, structuring, underwriting, trading and sale of tax-exempt issues sold in the Northeast. The Company's principal office is in New York City, with branch offices in Buffalo, NY, East Hartford, CT, Jersey City, NJ, Providence, RI and Boston, MA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect al material receivable, payables, and other liabilities.

Securities Valuation

State and Municipal government obligations are classified and accounted for as available- for-sale and, accordingly, are carried at fair value with related unrealized gains or losses recognized in current earnings.

Due to Clearing Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due to broker relates to obligations to the Company's clearing broker from a compilation of all securities activities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Property and Equipment, Net

Property and equipment are stated at cost, less depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Revenue Recognition

Principal transactions include gains and losses resulting from market price fluctuations that occur while holding positions in trading security inventory. Commission revenue and related clearing expenses are recorded on a settlement-date basis as security transactions occur. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement-date basis. Investment advisory fee income is earned when the services are performed. Income from underwriting activities is recognized with settlement of each transaction.

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the shareholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to New York City General Corporation Tax and various minimum state filing fees for which provision has been made.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes (Continued)

The stockholders and members of the Company have concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholders' conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Advertising Costs

In accordance with FASB Accounting Standard Codification ("ASC") 720 "Other Expenses", advertising costs of $6,595 were expensed as incurred for the year ended December 31, 2013.

Subsequent Events

Management has evaluated subsequent events or transactions through February 26, 2014, the date which the financial statements were available to be issued.

NOTE 3 - RECEIVABLES FROM JOINT VENTURES

The Company is the manager of various joint ventures in the purchase and sale of State and Municipal Obligations. The Company, as manager of these joint ventures, advances the funds for the purchase of these bonds and in turn uses the bonds as collateral with their clearing broker to provide such funds. At December 31, 2013, the amount advanced on behalf of joint venture participants was $3,369,392.

NOTE 4 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated useful life - years	
Furniture and fixtures	7 – 10	$732,561
Equipment	7 – 10	667,891
Leasehold improvements	Term of lease	639,537
Computer Software	7 – 10	300,657
		2,340,646
Less: Accumulated depreciation and amortization		1,648,069
Net property and equipment		$692,577

The depreciation and amortization expense for the year ended December 31, 2013 aggregated $144,828.

NOTE 5 - FAIR VALUE MEASUREMENTS

The Company accounts for marketable securities in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures". FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted observable quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

ROOSEVELT & CROSS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 5 - FAIR VALUE MEASUREMENTS *(Continued)*

BASIS OF FAIR VALUE MEASUREMENT

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table presents by level, within the fair value hierarchy the Company's investment assets at fair value, as of December 31, 2013. As required by FASB ASC 820, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Description	12/31/13	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
State and Municipal Government Obligations	$51,469,444	$ -	$51,469,444	$ -

The carrying amounts of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, approximate their fair values at December 31, 2013 due to the short-term nature of these instruments.

ROOSEVELT & CROSS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2013, the Company had net capital of $42,510,209 which exceeded the requirements by $42,260,209.

NOTE 7 - ACCRUED EXPENSES AND TAXES PAYABLE

Accrued expenses and taxes payable consist of the following:

Accrued profit sharing	$1,264,171
Accrued payroll taxes	523,000
Accrued interest payable	102,900
Accrued SIPC fees	36,600
Accrued professional fees	75,000
Accrued corporate taxes	25,000
Other accrued expenses	98,146
Total	$2,124,817

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of non-payment for a sale or non-receipt of security is reduced through the guarantees by the Depository Trust Clearing Corporation ("DTCC"). Credit risk involving transactions with non-DTCC eligible counter-parties are limited by RVP/DVP clearance methods. The risk of default by an issuer of securities is limited by the Company's policy to review, as necessary, the credit standing of each issuing entity.

Financial instruments that potentially subject the Company to Concentrations of Credit Risk include unsecured cash. At December 31, 2013, the Company had cash deposits with a bank that were in excess of federally insured amounts by approximately $2,419,000.

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

At December 31, 2013, the Company had an open commitment in the amount of $3,244,996 for the State or Municipal bonds purchased on a when-issued basis and not settled as of December 31, 2013.

Operating Leases

The company is obligated under various leases for office space located in Boston, MA, Providence, RI, East Hartford, CT, Jersey City, NJ, Warren, NJ, Buffalo, NY, and New York, NY. The leases range from one year to six years in duration.

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended December 31,	
2014	$ 487,667
2015	427,992
2016	394,937
2017	371,409
2018	347,171
Thereafter	405,033
	$2,434,209

Rent expense for the year ended December 31, 2013 amounted to $670,531.

Profit Sharing Plan

The Company is the sponsor of a profit sharing plan for the benefit of its employees. Participants must be 21 years of age or older and have completed one year of service. All contributions are totally discretionary and are allocated based on a participants eligible salary in ratio to total compensation of all eligible participants.

For the year ended December 31, 2013, the Company made a contribution of $1,264,171.

SUPPLEMENTARY INFORMATION

237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829 • FAX: (212) 576-1555

WAGNER, FERBER, FINE & ACKERMAN, PLLC
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
of Roosevelt & Cross, Incorporated

We have audited the financial statements of Roosevelt & Cross, Incorporated as of and for the year ended December 31, 2013, and our report thereon dated February 26, 2014, which expressed an unmodified opinion on those financial statements, appears on page 3. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, Computation of net capital under rule 15c3-1, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, Computation of net capital has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wagner Ferber Fine + Ackerman PLLC

February 26 , 2014
New York, New York

Long Island office at: 66 South Tyson Avenue, Floral Park, New York 11001 • (516) 328-3800 • FAX: (516) 488-4695
WWW.WFFACPA.COM

SCHEDULE I

ROOSEVELT & CROSS, INCORPORATED
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Total Stockholders' Equity Qualified for Net Capital	$ 47,519,807
Deductions or Charges	
Non-allowable assets	
Unsecured accounts	366,221
Partly secured and unsecured accounts	15,000
Net book value of fixed assets	692,577
Miscellaneous receivables	107,301
Total non-allowable assets	1,181,099
Net capital before haircuts on securities positions	46,338,708
Haircuts	
Contractual securities	180,919
State and municipal government obligations	3,647,580
Total haircuts	3,828,499
Net capital	$ 42,510,209

See independent auditors' report on supplementary information.

ROOSEVELT & CROSS, INCORPORATED
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2013

Minimum Net Capital Required - 6 2/3% of Total Aggregate Indebtedness	$ 141,655
Minimum Dollar Net Capital Requirement of Reporting Dealer	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital	
(Net capital less net capital requirement)	$ 42,260,209
Excess Net Capital at 1000%	
(Net capital less greater of 10% of aggregate indebtedness or 120% of minimum capital requirement	$ 42,210,209

See independent auditors' report on supplementary information.

SCHEDULE I
(Continued)

ROOSEVELT & CROSS, INCORPORATED
RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL
AS OF DECEMBER 31, 2013

Net Capital per unaudited X17A-5	$ 42,510,209
Net Capital per audited report	$ 42,510,209

See independent auditors' report on supplementary information.

SCHEDULE I
(Continued)

ROOSEVELT & CROSS, INCORPORATED
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2013

Aggregate Indebtedness Liabilities	
Accrued expenses and taxes payable	$ 2,124,817
Total Aggregate Indebtedness	$ 2,124,817
Percentage of Aggregate Indebtedness to Net Capital	5.00%
Percentage of Aggregate Indebtedness to Net Capital after Anticipated Capital Withdrawals	5.69%

See independent auditors' report on supplementary information.

ROOSEVELT & CROSS, INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The accompanying notes are an integral part of these financial statements.

WAGNER, FERBER, FINE & ACKERMAN, PLLC
Certified Public Accountants and Business Advisors
237 West 35th Street, Suite 1001
New York, NY 10001
(212) 576-1829 • FAX: (212) 576-1555

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Roosevelt & Cross, Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Roosevelt & Cross, Incorporated, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Roosevelt & Cross, Incorporated's compliance with the applicable instructions of Form SIPC-7. Roosevelt & Cross, Incorporated's management is responsible for Roosevelt & Cross, Incorporated's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wagner Ferber Fine + Ackerman PLLC

New York, New York
February 26, 2014

Long Island office at: 66 South Tyson Avenue, Floral Park, New York 11001 • (516) 328-3800 • FAX: (516) 488-4695
WWW.WFFACPA.COM

ROOSEVELT & CROSS INCORPORATED
SIPC SUPPLEMENTAL REPORT
AS OF DECEMBER 31, 2013

SIPC assessments for the year ended December 31, 2013 totaled $61,277 which were paid as follows:

Period Ended	Date Paid	Amount
June 30, 2013	September 26,2013	$ 24,901
December 31, 2013	January 30,2014	36,376
		$ 61,277

See independent auditors' report on supplementary information.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)
(Continued)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Roosevelt & Cross, Incorporated's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 26, 2014